November 7, 2024

Anthony Colucci
Chief Financial Officer
Alta Equipment Group Inc.
13211 Merriman Road
Livonia, MI 48150

       Re: Alta Equipment Group Inc.
           Form 10-K Fiscal Year Ended December 31, 2023
           File No. 001-38864
Dear Anthony Colucci:

       We have reviewed your October 1, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 11, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Consolidated Statement of Cash Flows for the Year Ended December 31, 2023, page
44

1. We note your response to prior comment 1 and the materiality analysis in which you concluded the error in the classification of proceeds from sales of "rent-to-rent"
       equipment was not material. We understand from our call with you on November 7,
       2024 that you will reclassify the proceeds from the sale of "rent-to-rent" equipment from operating to investing activities in your statement of cash flows in the Form 10-
       Q for the quarter ended September 30, 2024 on a prospective basis with conforming changes to the prior comparable period with accompanying disclosures of the nature and amount of these reclassifications. Also, you represented the company will make the same reclassification with accompanying disclosures for these transactions in your financial statements in the annual report on Form 10-K for the year ended December
       31, 2024. Please confirm our understanding that you will comply with this comment in your next interim and annual periodic filings.
 November 7, 2024
Page 2

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services